June 12, 2006

Mail Stop 3561

Mr. Gregory M. Bolingbroke
Senior Vice President, Finance
MacDermid, Incorporated
1401 Blake Street
Denver, CO 80202

> **Re: MacDermid, Incorporated**
> **Form 10-K for the year ended December 31, 2005**
> **Form 8-K dated April 27, 2006**
> **Form 10-Q for the quarterly period ended March 31, 2006**
> **File No. 001-13889**

Dear Mr. Bolingbroke:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief